Market Highlights

Provident Financial Holdings, Inc.	
Nasdaq NM:	PROV
Share price:	$23.65
52-week range:	$18.75 - $26.00
Shares outstanding	7,091,719 shares
Market cap:	$167.7 million
P/E (ttm):	11.32
EPS (ttm):	$2.09
Annual div & yield:	$0.40 (1.69%)
Div distribution date:	10-Sep-04
Div record date:	17-Aug-04
As of June 30, 2004.	